UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: September 1, 2015	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Chief Operating Officer

Exhibit 99.1

Regulated Information

Bagneux, France, August 31, 2015

DBV Technologies’ Extraordinary General

Assembly on September 21, 2015

DBV Technologies (Euronext: DBV- ISIN: FR0010417345- NASDAQ: DBVT) a biopharmaceutical company, announces that it will hold its Extraordinary General Assembly on September 21, 2015 at 8:45 a.m. at the Company’s headquarters, 80/ 84 rue des Meuniers, Green Square BAT A – 92220 Bagneux.

The notice containing the agenda and unique resolution was published in the French Legal Journal (“BALO”) on August 17th, 2015 and the notice stating the time and place of the meeting will be published according to French rules and distribution requirements on September 4th, 2015.

The preparatory documents for the Assembly (as listed in the French Commercial Code) are posted on the DBV’s website in the Investor Relations section:

http://www.dbv-technologies.com/en/investor-relations/general-meeting.

The preparatory documents for the Assembly will also be made available to shareholders as of the convening of the meeting. Thus, in accordance with applicable regulatory provisions:

•	All registered shareholders may, until 5 days (included) before the Assembly, request that the Company send them these documents, at their express request by electronic means. For holders of bearer shares, the exercise of this right is subject to the provision of a certificate of participation in the bearer share accounts held by the authorized intermediary;

•	Any shareholder may consult the documents referred to in Articles L. 225-115 and R. 225-83 of the French Commercial Code at the Company’s headquarters.

About DBV Technologies

DBV Technologies is opening up a decisive new approach to the treatment of allergies, a major public health problem in constant progression. The Company, founded in 2002, has developed a unique proprietary technology, Viaskin®, patented worldwide, for administering an allergen to intact skin without a massive transfer to the blood stream, thereby significantly minimizing the risk of allergic reaction in case of accidental exposure to the allergen.

The shares of DBV Technologies are traded on the B compartment of Euronext Paris (stock symbol: DBV, ISIN code: FR0010417345) and on the Nasdaq in the form of ADS (American Depositary Shares), each representing half of an ordinary share (stock symbol: DBVT).

For more information on DBV Technologies, visit our website: www.dbv-technologies.com.

Disclaimer

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutaneous Immunotherapy (EPIT) via Viaskin® Peanut and the regulatory pathway afforded by Breakthrough Therapy designation by the U.S. Food and Drug Administration, which does not change the standards for approval and is not a guarantee of success. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contact

Nathalie Donne

Director of Corporate Communication & Business Development

Tel.: +33(0)1 55 42 78 72

nathalie.donne@dbv-technologies.com

Media Contact

ALIZE RP

Press Relations

Caroline Carmagnol

Tel.: +33(0)6 64 18 99 59

caroline@alizerp.com